Commission File No. 1-08346

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2005

TDK CORPORATION

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
FINANCIAL STATEMENTS
1) Summary
2. Business Results and Financial Position
3) Statements of income
4) Balance sheets
5) Statements of cash flows
6) Segment Information
(Notes)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TDK Corporation (Registrant)
February 1, 2005	BY:	/s/ Seiji Enami

Seiji Enami
Corporate Officer, General Manager of Finance and Accounting Department and Chief Financial Officer

TDK Corporation 1-13-1, Nihonbashi Chuo-ku, Tokyo 103-8272 Japan

Contacts; TDK Corporation (Tokyo)	Corporate Communications Department
	Michinori Katayama	+81(3)5201-7102

TDK U.S.A. Corporation	Francis J. Sweeney	+1(516)535-2600

TDK Marketing Europe GmbH (UK Branch)	Ron Matier	+44(1737)773773

FOR IMMEDIATE RELEASE

TOKYO — January 31, 2005 TDK Corporation today announced its Consolidated business results prepared in conformity with accounting principles generally accepted in the United States of America (the “U.S. GAAP”) for the 3rd quarter (“Qtr.”) of fiscal year (“FY”) 2005, the three months ended December 31, 2004, and for the nine-month-period from April 1, 2004 through December 31, 2004.

1)  Summary

Consolidated results (October 1, 2004 — December 31, 2004)

	The 3rd Qtr. of FY2005			The 3rd Qtr. of FY2004
	(October 1, 2004 - December 31, 2004)			(Oct. 1, 2003 - Dec. 31, 2003)		Change
Item/ Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)%
Net sales	174,657	100.0	1,679,394	181,851	100.0	(7,194)	–4.0

Operating income	16,722	9.6	160,788	18,139	10.0	(1,417)	–7.8

Income before income taxes	16,718	9.6	160,750	18,712	10.3	(1,994)	–10.7

Net income	12,209	7.0	117,394	14,132	7.8	(1,923)	–13.6

Per common share:
Net income/Basic	Yen 92.35		U.S.$0.89	Yen 106.75
Net income/Diluted	Yen 92.29		U.S.$0.89	Yen 106.69

(Sales breakdown)

	The 3rd Qtr. of FY2005			The 3rd Qtr. of FY2004
	(October 1, 2004 - December 31, 2004)			(Oct. 1, 2003 - Dec. 31, 2003)		Change
Product/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)%
Electronic materials and components	144,185	82.6	1,386,394	142,134	78.2	2,051	1.4
Electronic materials	43,002	24.7	413,481	42,998	23.7	4	0.0
Electronic devices	30,571	17.5	293,952	28,957	15.9	1,614	5.6
Recording devices	65,351	37.4	628,375	65,425	36.0	(74)	–0.1
Semiconductors & others	5,261	3.0	50,586	4,754	2.6	507	10.7
Recording media & systems	30,472	17.4	293,000	39,717	21.8	(9,245)	–23.3

Total sales	174,657	100.0	1,679,394	181,851	100.0	(7,194)	–4.0

Overseas sales	125,370	71.8	1,205,481	135,627	74.6	(10,257)	–7.6

Notes:

1.	Consolidated results for the 3rd quarter of FY2005 and FY2004 are unaudited by independent accountant.

2.	U.S.$1 = Yen 104

Consolidated

9 months Consolidated results

Consolidated results (April 1, 2004 — December 31, 2004)

	The nine-month-period of FY2005			The nine-month-period of FY2004
	(April 1, 2004 - December 31, 2004)			(Apr. 1, 2003 - Dec. 31, 2003)		Change
Item/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)%
Net sales	493,427	100.0	4,744,490	498,130	100.0	(4,703)	–0.9

Operating income	43,611	8.8	419,337	42,159	8.5	1,452	3.4

Income before income taxes	45,522	9.2	437,712	43,726	8.8	1,796	4.1

Net income	32,078	6.5	308,442	33,389	6.7	(1,311)	–3.9

Per common share:
Net income/Basic	Yen 242.44		U.S.$2.33	Yen 252.02
Net income/Diluted	Yen 242.28		U.S.$2.33	Yen 251.96

(Sales breakdown)

	The nine-month-period of FY2005			The nine-month-period of FY2004
	(April 1, 2004 - December 31, 2004)			(Apr. 1, 2003 - Dec. 31, 2003)		Change
Product/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)%
Electronic materials and components	406,549	82.4	3,909,125	396,486	79.6	10,063	2.5
Electronic materials	134,038	27.2	1,288,827	125,300	25.2	8,738	7.0
Electronic devices	88,082	17.8	846,942	81,408	16.3	6,674	8.2
Recording devices	168,684	34.2	1,621,962	176,848	35.5	(8,164)	–4.6
Semiconductors & others	15,745	3.2	151,394	12,930	2.6	2,815	21.8
Recording media & systems	86,878	17.6	835,365	101,644	20.4	(14,766)	–14.5

Total sales	493,427	100.0	4,744,490	498,130	100.0	(4,703)	–0.9

Overseas sales	356,508	72.3	3,427,962	370,370	74.4	(13,862)	–3.7

Notes:

1.	Consolidated results for the nine-month-period of FY2005 and FY2004 are unaudited by independent accountant.

2.	U.S.$1 = Yen 104

2.  Business Results and Financial Position

1)  Summary

     Consolidated results for the third quarter of fiscal 2005, the three-month period from October 1, 2004 to December 31, 2004, were as follows:

     TDK posted net sales of ¥174,657 million (U.S.$1,679,394 thousand), down 4.0% year on year from ¥181,851 million. Operating income declined 7.8%, from ¥18,139 million to ¥16,722 million (U.S.$160,788 thousand). Income before income taxes decreased 10.7%, from ¥18,712 million to ¥16,718 million (U.S.$160,750 thousand), and net income declined 13.6%, from ¥14,132 million to ¥12,209 million (U.S.$117,394 thousand). Basic net income per common share was ¥92.35 (U.S.$0.89), compared with ¥106.75 for the corresponding period of fiscal 2004.

     Average third-quarter yen exchange rates for the U.S. dollar and euro were ¥105.92 (previous year ¥108.92) and ¥137.19 (previous year ¥129.48), respectively, as the yen appreciated 2.8% versus the dollar and depreciated 6.0% against the euro. This had the effect of lowering net sales by approximately ¥2.2 billion and operating income by approximately ¥0.9 billion.

(Sales by Segment)

     TDK’s businesses are broadly classified into two business segments: electronic materials and components segment and recording media & systems segment. The following is an explanation of sales by segment.

(1)  Electronic materials and components segment

     This segment is made up of four product sectors: (1-1) electronic materials, (1-2) electronic devices, (1-3) recording devices, and (1-4) semiconductors & others.

     Segment net sales increased 1.4% from ¥142,134 million to ¥144,185 million (U.S.$1,386,394 thousand). Segment operating income rose 0.6% from ¥18,920 million to ¥19,039 million (U.S.$183,067 thousand). Sales of electronic products normally rise every year in the third quarter due to year-end demand. However, the increase in this fiscal year’s third quarter fell short of the typical seasonal upswing because of excess inventories of finished products caused by a one-time surge in demand related to the Summer Olympic Games in Athens, Greece, in the first half of fiscal 2005. There was no growth in orders at TDK for components for digital home appliances, including LCD TVs, plasma displays and DVD recorders, mobile phones and PCs. HDD demand recovered in the third quarter following production cutbacks by HDD manufacturers to reduce excessive inventories in the first half of fiscal 2005. Under these market conditions, although sales of electronic materials and recording devices were flat, higher sales of electronic devices drove overall segment sales higher. Sector results were as follows.

(1-1)  Electronic materials

     This sector is broken down into two product categories: capacitors and ferrite cores and magnets.

     Sales in the electronic materials sector were ¥43,002 million (U.S.$413,481 thousand), on a par with the previous year’s ¥42,998 million.

     (Capacitors) Sales were slightly down year on year. While sales for use in automobiles were healthy, sales to other fields dropped. TDK was also unable to absorb the negative effects of sales price discounts and forex movements through improvements in the sales mix.

     (Ferrite cores and magnets) Sales of ferrite cores and magnets increased year on year. Metal magnet sales were higher on increasing HDD demand.

(1-2)  Electronic devices

     This sector has three product categories: inductive devices, high-frequency components and other products.

     Sales in the electronic devices sector rose 5.6% to ¥30,571 million (U.S.$293,952 thousand), from ¥28,957 million.

     (Inductive devices) Sales of inductive devices increased year on year, despite lower unit sales prices. This was attributed to higher demand for devices used in digital home appliances, increasingly sophisticated mobile phones, and automobiles, which are being equipped with more electronics.

     (High-frequency components) Sales of high-frequency components were up year on year. In mobile phone applications, the main market for these components, TDK posted an increase in sales on higher volumes and an improved product mix, overcoming persistently strong discounting pressure from customers and excess supply of components.

     (Other products) Sales of other products rose year on year. Power systems recorded higher sales on strong sales of DC-AC inverters for the industrial equipment market. Sales of sensors and actuators were largely unchanged.

(1-3)  Recording devices

     This sector has two product categories: HDD heads and other heads.

     Sector sales edged down 0.1% from ¥65,425 million to ¥65,351 million (U.S.$628,375 thousand).

     (HDD heads) Sales increased year on year. TDK lost orders due to the commencement of in-house production of heads last year by a major customer and discounting pressure was strong due to a longer lifespan for existing products. Nevertheless, HDD head sales rose on higher volumes, the result of expansion of the HDD market.

     (Other heads) Sales of other heads declined year on year, with sales of optical pickups sluggish.

(1-4)  Semiconductors & others

     This sector has two product categories: semiconductors and others.

     Sector sales climbed 10.7% from ¥4,754 million to ¥5,261 million (U.S.$50,586 thousand).

     (Semiconductors) Sales of semiconductors declined due mainly to lower sales to the communications equipment market.

     (Others) Sales increased year on year. While sales of anechoic chambers for electromagnetic noise control were down, TDK recorded higher external sales of manufacturing equipment and other products.

(2)  Recording media & systems segment

     This segment is made up of four product categories: audiotapes, videotapes, optical media and other products.

     Segment sales declined 23.3% from ¥39,717 million to ¥30,472 million (U.S.$293,000 thousand). The segment recorded an operating loss of ¥2,317 million (U.S.$22,279 thousand), an increase of 196.7% from last year’s operating loss of ¥781 million.

     (Audiotapes and videotapes) Sales of audiotapes and videotapes declined year on year. While TDK maintained a high market share, demand continues to decline for these products as a whole.

     (Optical media) Sales of optical media declined slightly. While sales volumes of DVDs increased sharply due to expanding demand, unit sales prices declined. Another reason for the fall in sales of optical media was lower sales volumes of CD-Rs.

     (Other products) Sales of other products decreased year on year, the result mainly of the sale in the previous fiscal year of a U.S. software development subsidiary and sluggish sales of recording equipment. On the other hand, sales of LTO-standard* (Linear Tape-Open) tape-based data storage media for computers continued to rise steadily on both a volume and monetary basis.

*Linear Tape-Open, LTO, LTO Logo, Ultrium and Ultrium Logo are trademarks of Certance, HP and IBM in the US, other countries or both.

(Sales by Region)

     Detailed geographic segment information can be found in the segment information on page 13 of the consolidated results.

     In Japan, the recording devices sector recorded higher sales, whereas the electronic materials and electronic devices sectors and recording media & systems segment recorded lower sales.

     In the Americas, sales increased in the electronic devices sector. Sales in the electronic materials and recording devices sectors and recording media & systems segment declined due in part to the appreciation of the yen versus the U.S. dollar.

     In Europe, sales increased in the electronic devices sector, but decreased in the electronic materials sector and recording media & systems segment.

     In Asia (excluding Japan) and other areas, sales increased in the electronic materials and electronic devices sectors, but decreased in the recording devices sector and recording media & systems segment.

     The overall result was a 7.6% decrease in overseas sales year on year, from ¥135,627 million to ¥125,370 million (U.S.$1,205,481 thousand). Overseas sales accounted for 71.8% of consolidated net sales, a 2.8 percentage point decrease from 74.6%.

2.  Financial Position

(2-1) The following table summarizes TDK’s balance sheet at December 31, 2004, compared with September 30, 2004.

Total assets	¥806,163 million	0.2% decrease
Total stockholders’ equity	¥604,021 million	1.0% decrease
Equity ratio	74.9%	0.6 percentage point decrease

     As at December 31, 2004, inventories were ¥8,488 million lower than as at September 30, 2004, and net property, plant and equipment was ¥4,907 million lower. Net trade receivables increased ¥5,920 million, marketable securities increased ¥1,179 million and investments in securities increased ¥2,089 million. As a result of these and other changes, total assets declined ¥1,750 million.

     Total liabilities increased ¥2,930 million compared with September 30, 2004. Income taxes payables rose ¥1,247 million, retirement and severance benefits increased ¥4,372 million and deferred income taxes (noncurrent liabilities) increased ¥1,784 million. Trade payables declined ¥2,139 million and accrued expenses declined ¥3,726 million.

     Total stockholders’ equity decreased ¥6,155 million, compared with September 30, 2004. While retained earnings increased ¥8,333 million, there was a ¥14,496 million increase in accumulated other comprehensive loss.

(2-2) Cash Flows

	(¥ millions)
	FY2005 3Q	FY2004 3Q	Change
Net cash provided by operating activities	20,624	22,384	(1,760)
Net cash used in investing activities	(12,200)	(8,922)	(3,278)
Net cash used in financing activities	(3,864)	(3,109)	(755)
Effect of exchange rate changes on cash and cash equivalents	(5,262)	(3,164)	(2,098)
Net increase (decrease) in cash and cash equivalents	(702)	7,189	(7,891)
Cash and cash equivalents at beginning of period	235,969	193,406	42,563
Cash and cash equivalents at end of period	235,267	200,595	34,672

     Operating activities provided net cash of ¥20,624 million (U.S.$198,308 thousand), ¥1,760 million less than a year earlier. Net income declined ¥1,923 million to ¥12,209 million (U.S.$117,394 thousand) and depreciation and amortization decreased ¥1,692 million to ¥13,641 million (U.S.$131,164 thousand). In changes in assets and liabilities, trade receivables decreased ¥11,021 million, inventories decreased ¥5,888 million, trade payables decreased ¥4,380 million, accrued expenses decreased ¥7,222 million, income taxes payables, net decreased ¥1,149 million, and retirement and severance benefits decreased ¥1,643 million.

     Investing activities used net cash of ¥12,200 million (U.S.$117,308 thousand), ¥3,278 million more than a year earlier. Capital expenditures increased ¥2,662 million to ¥13,030 million (U.S.$125,288 thousand).

     Financing activities used net cash of ¥3,864 million (U.S.$37,154 thousand), ¥755 million more than in the previous fiscal year’s third quarter. The main reason was an increase of ¥657 million in dividends paid.

3.  Fiscal 2005 Projections

     TDK’s consolidated projections for fiscal 2005, the year ending March 31, 2005, have been revised, as detailed below.

[Consolidated Projections for Fiscal 2005]

	Revised	% change	Projections as of
	projections	from FY2004	October 2004
	(¥ million)		(¥ million)
Net sales	660,000	0.2	680,000
Operating income	60,000	10.5	60,000
Income before income taxes	62,000	11.5	62,000
Net income	44,500	5.7	46,500

Notes:

The revised projections are based principally on the following assumptions:

•	An average yen-U.S. dollar exchange rate of ¥105 for the fourth quarter.

•	In electronic components (electronic materials and electronic devices), compared with the first half of fiscal 2005, when there was special demand related to the Summer Olympic Games in Athens, Greece, growth in demand in the second half has been weak, with demand over the year-end period lower than expected. Furthermore, a rapid recovery in demand for components in the fourth quarter is not expected. Consequently, TDK expects lower sales of electronic materials and slightly lower sales of electronic devices than in its previous forecast.

•	In recording devices, orders for TDK’s HDD heads are higher than in the first half of fiscal 2005 on the back of a rapid upswing in demand for HDDs that started in the second half. As a result, TDK is projecting higher sales of recording devices in this forecast.

•	In the recording media & systems segment, while there was no major change in demand for audiotapes and videotapes and other non-optical products, third-quarter sales of optical media products grew less than expected, with sales prices falling because of stiffer competition. Accordingly, TDK now expects sales to decline in this segment, in comparison with its previous forecast in October last year.

•	TDK has thus revised downward its consolidated net sales forecast from its previous projection in October last year in consideration of the above factors. However, TDK has not revised its previous projections in October last year with respect to operating income, as it expects to absorb the decrease in earnings from the anticipated fall in sales through rationalization, including the reduction of costs, an improved product mix and ongoing reforms to its profit structure.

Cautionary Statement About Projections

This earnings release contains forward-looking statements, including projections, plans, policies, management strategies, targets, schedules, understandings and evaluations, about TDK and its group companies that are not historical facts. These forward-looking statements are based on current forecasts, estimates, assumptions, plans, beliefs and evaluations in light of information available to management on the date of this earnings release.

In preparing forecasts and estimates, TDK and its group companies have used, as their bases, certain assumptions as necessary, in addition to confirmed historical facts. However, due to their nature, there is no guarantee that these statements and assumptions will prove to be accurate in the future. TDK therefore wishes to caution readers that these statements, facts and certain assumptions contained in this earnings release are subject to a number of risks and uncertainties and may prove to be inaccurate.

The electronics markets in which TDK and its group companies operate are highly susceptible to rapid changes. Furthermore, TDK and its group companies operate not only in Japan, but in many other countries. As such, factors that can have significant effects on its results include, but are not limited to, shifts in technology, demand, prices, competition, economic environments and foreign exchange rates.

The premises and assumptions used in computing the projections in this earnings release include, but are not limited to, those explained above.

Consolidated

3)  Statements of income

[3rd Qtr. results]

	The 3rd Qtr. of FY2005			The 3rd Qtr. of FY2004
	(October 1, 2004 - December 31, 2004)			(Oct. 1, 2003 - Dec. 31, 2003)		Change
Item/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)%
Net sales	174,657	100.0	1,679,394	181,851	100.0	(7,194)	–4.0
Cost of sales	127,820	73.2	1,229,038	128,695	70.8	(875)	–0.7
Gross profit	46,837	26.8	450,356	53,156	29.2	(6,319)	–11.9
Selling, general and administrative expenses	30,115	17.2	289,568	35,017	19.2	(4,902)	–14.0
Operating income	16,722	9.6	160,788	18,139	10.0	(1,417)	–7.8
Other income (deductions):
Interest and dividend income	441		4,241	254		187
Interest expense	(71)		(683)	(58)		(13)
Foreign exchange gain (loss)	(1,147)		(11,029)	(802)		(345)
Other-net	773		7,433	1,179		(406)
Total other income (deductions)	(4)	–0.0	(38)	573	0.3	(577)	—
Income before income taxes	16,718	9.6	160,750	18,712	10.3	(1,994)	–10.7
Income taxes	4,446	2.6	42,750	4,504	2.5	(58)	–1.3
Income before minority interests	12,272	7.0	118,000	14,208	7.8	(1,936)	–13.6
Minority interests	63	0.0	606	76	0.0	(13)	–17.1
Net income	12,209	7.0	117,394	14,132	7.8	(1,923)	–13.6

[9 months period results]

	The nine-month-period of FY2005			The nine-month-period of FY2004
	(April 1, 2004 - December 31, 2004)			(Apr. 1, 2003 - Dec. 31, 2003)		Change
Item/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)%
Net sales	493,427	100.0	4,744,490	498,130	100.0	(4,703)	–0.9
Cost of sales	356,596	72.3	3,428,807	356,614	71.6	(18)	–0.0
Gross profit	136,831	27.7	1,315,683	141,516	28.4	(4,685)	–3.3
Selling, general and administrative expenses	93,220	18.9	896,346	99,357	19.9	(6,137)	–6.2
Operating income	43,611	8.8	419,337	42,159	8.5	1,452	3.4
Other income (deductions):
Interest and dividend income	1,084		10,423	909		175
Interest expense	(228)		(2,192)	(270)		42
Foreign exchange gain (loss)	(555)		(5,337)	(2,839)		2,284
Other-net	1,610		15,481	3,767		(2,157)
Total other income (deductions)	1,911	0.4	18,375	1,567	0.3	344	22.0
Income before income taxes	45,522	9.2	437,712	43,726	8.8	1,796	4.1
Income taxes	13,298	2.7	127,866	10,015	2.0	3,283	32.8
Income before minority interests	32,224	6.5	309,846	33,711	6.8	(1,487)	–4.4
Minority interests	146	0.0	1,404	322	0.1	(176)	–54.7
Net income	32,078	6.5	308,442	33,389	6.7	(1,311)	–3.9

Notes:

1.	Above statements of income for FY 2005 and FY 2004 are unaudited by independent accountant.

2.	U.S.$1=Yen 104

Consolidated

4)  Balance sheets

ASSETS

	As of December 31, 2004			As of Sep. 30, 2004		Change	As of Mar. 31, 2004
Item/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	(Yen millions)%
Current assets	508,996	63.1	4,894,192	509,541	63.1	(545)	475,773	61.8
Cash and cash equivalents	235,267		2,262,183	235,969		(702)	227,155
Marketable securities	2,545		24,471	1,366		1,179	402
Net trade receivables	149,591		1,438,375	143,671		5,920	138,331
Inventories	78,941		759,048	87,429		(8,488)	77,301
Other current assets	42,652		410,115	41,106		1,546	32,584

Noncurrent assets	297,167	36.9	2,857,375	298,372	36.9	(1,205)	294,546	38.2
Investments in securities	19,985		192,163	17,896		2,089	18,381
Net property, plant and equipment	211,846		2,036,981	216,753		(4,907)	208,945
Other assets	65,336		628,231	63,723		1,613	67,220

TOTAL	806,163	100.0	7,751,567	807,913	100.0	(1,750)	770,319	100.0

LIABILITIES AND STOCKHOLDERS’ EQUITY

	As of December 31, 2004			As of Sep. 30, 2004		Change	As of Mar. 31, 2004
Item/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	(Yen millions)%
Current liabilities	124,729	15.5	1,199,317	127,954	15.9	(3,225)	115,218	15.0
Short-term debt	151		1,452	160		(9)	416
Trade payables	58,425		561,779	60,564		(2,139)	59,917
Accrued expenses	46,841		450,394	50,567		(3,726)	45,534
Income taxes payables	12,631		121,452	11,384		1,247	4,689
Other current liabilities	6,681		64,240	5,279		1,402	4,662

Noncurrent liabilities	72,684	9.0	698,885	66,529	8.2	6,155	75,606	9.8
Long-term debt, excluding current installments	57		548	58		(1)	27
Retirement and severance benefits	68,230		656,058	63,858		4,372	73,521
Deferred income taxes	2,529		24,317	745		1,784	215
Other noncurrent liabilities	1,868		17,962	1,868		—	1,843
Total liabilities	197,413	24.5	1,898,202	194,483	24.1	2,930	190,824	24.8

Minority interests	4,729	0.6	45,471	3,254	0.4	1,475	3,276	0.4

Common stock	32,641		313,856	32,641		—	32,641
Additional paid-in capital	63,051		606,260	63,051		—	63,051
Legal reserve	16,931		162,798	17,055		(124)	16,497
Retained earnings	584,372		5,618,961	576,039		8,333	560,756
Accumulated other comprehensive income (loss)	(85,335)		(820,529)	(70,839)		(14,496)	(90,387)
Treasury stock	(7,639)		(73,452)	(7,771)		132	(6,339)
Total stockholders’ equity	604,021	74.9	5,807,894	610,176	75.5	(6,155)	576,219	74.8

TOTAL	806,163	100.0	7,751,567	807,913	100.0	(1,750)	770,319	100.0

Notes:

1.	Balance sheets as of December 31, 2004 is unaudited by independent accountant.

2.	U.S.$1 = Yen 104

Consolidated

5)  Statements of cash flows

[3rd Qtr. results]

			The 3rd Qtr. of FY2004
	The 3rd Qtr. of FY2005 (October 1, 2004 - December 31, 2004)		(Oct. 1, 2003 - Dec. 31, 2003)
Item/Term	(Yen millions)	(U.S.$ thousands)	(Yen millions)
Cash flows from operating activities:
Net income	12,209	117,394	14,132
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	13,641	131,164	15,333
Loss on disposal of property and equipment	349	3,356	811
Deferred income taxes	89	856	601
Loss (gain) on securities, net	(53)	(510)	18
Changes in assets and liabilities:
Increase in trade receivables	(9,537)	(91,702)	(20,558)
Decrease in inventories	6,427	61,798	539
Decrease (increase) in other current assets	(1,774)	(17,058)	2,192
Increase in trade payables	25	240	4,405
Increase (decrease) in accrued expenses	(2,480)	(23,846)	4,742
Increase (decrease) in income taxes payables, net	703	6,760	1,852
Increase in retirement and severance benefits	597	5,741	2,240
Other-net	428	4,115	(3,923)

Net cash provided by operating activities	20,624	198,308	22,384

Cash flows from investing activities:
Capital expenditures	(13,030)	(125,288)	(10,368)
Proceeds from sales and maturities of investments in securities	652	6,269	1
Payment for purchase of other investments	(66)	(635)	(51)
Proceeds from sales of property, plant and equipment	244	2,346	136
Acquisition of minority interests	—	—	(82)
Proceeds from sale of a subsidiary	—	—	1,442

Net cash used in investing activities	(12,200)	(117,308)	(8,922)

Cash flows from financing activities:
Proceeds from long-term debt	34	327	11
Repayment of long-term debt	(30)	(288)	(68)
Increase (decrease) in short-term debt, net	—	—	155
Sale (purchase) of treasury stock, net	98	942	102
Dividends paid	(3,966)	(38,135)	(3,309)

Net cash used in financing activities	(3,864)	(37,154)	(3,109)

Effect of exchange rate changes on cash and cash equivalents	(5,262)	(50,596)	(3,164)
Net increase (decrease) in cash and cash equivalents	(702)	(6,750)	7,189
Cash and cash equivalents at beginning of period	235,969	2,268,933	193,406
Cash and cash equivalents at end of period	235,267	2,262,183	200,595

Notes:

1.	Above statements of cash flows for FY 2005 and FY 2004 are unaudited by independent accountant.

2.	U.S.$1=Yen 104

Consolidated

9 months period results

			The
			nine-month-period
			of FY2004
	The nine-month-period of FY2005		(Apr. 1, 2003 -
	(April 1, 2004 - December 31, 2004)		Dec. 31, 2003)
Item/Term	(Yen millions)	(U.S.$ thousands)	(Yen millions)
Cash flows from operating activities:
Net income	32,078	308,442	33,389
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	39,009	375,087	38,975
Loss on disposal of property and equipment	582	5,596	2,042
Deferred income taxes	(3,222)	(30,981)	3,095
Loss (gain) on securities, net	(148)	(1,423)	1,086
Changes in assets and liabilities:
Increase in trade receivables	(10,520)	(101,154)	(27,418)
Increase in inventories	(1,252)	(12,038)	(5,784)
Decrease (increase) in other current assets	(8,538)	(82,096)	1,915
Increase (decrease) in trade payables	(2,245)	(21,587)	10,816
Increase in accrued expenses	858	8,250	4,390
Increase (decrease) in income taxes payables, net	7,896	75,923	3,924
Increase in retirement and severance benefits	3,791	36,452	6,617
Other-net	750	7,212	1,368

Net cash provided by operating activities	59,039	567,683	74,415

Cash flows from investing activities:
Capital expenditures	(42,886)	(412,366)	(31,194)
Proceeds from sales and maturities of investments in securities	862	8,288	1,831
Payment for purchase of investments in securities	(200)	(1,923)	—
Payment for purchase of other investments	(194)	(1,865)	(147)
Proceeds from sales of property, plant and equipment	1,111	10,683	980
Acquisition of minority interests	—	—	(369)
Proceeds from sale of a subsidiary	—	—	1,442

Net cash used in investing activities	(41,307)	(397,183)	(27,457)

Cash flows from financing activities:
Proceeds from long-term debt	171	1,644	46
Repayment of long-term debt	(83)	(798)	(280)
Increase (decrease) in short-term debt, net	(325)	(3,125)	140
Sale (purchase) of treasury stock, net	(1,390)	(13,365)	(1,682)
Dividends paid	(7,938)	(76,327)	(6,625)

Net cash used in financing activities	(9,565)	(91,971)	(8,401)

Effect of exchange rate changes on cash and cash equivalents	(55)	(529)	(8,513)
Net increase in cash and cash equivalents	8,112	78,000	30,044
Cash and cash equivalents at beginning of period	227,155	2,184,183	170,551
Cash and cash equivalents at end of period	235,267	2,262,183	200,595

Notes:

1.	Above statements of cash flows for FY 2005 and FY 2004 are unaudited by independent accountant.

2.	U.S.$1=Yen 104

Consolidated

6)  Segment Information

[3rd Qtr. results]

     The following industry and geographic segment information are required by the Japanese Securities Exchange Law.

1.  Industry segment information

	The 3rd Qtr. of FY2005			The 3rd Qtr. of FY2004
	(Oct. 1, 2004 - Dec. 31, 2004)			(Oct. 1, 2003 - Dec. 31, 2003)		Change
Product/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)%
Electronic materials and components
Net sales	144,185	100.0	1,386,394	142,134	100.0	2,051	1.4
Unaffiliated customers	144,185		1,386,394	142,134		2,051	1.4
Intersegment	—		—	—		—	—
Operating expenses	125,146	86.8	1,203,327	123,214	86.7	1,932	1.6

Operating income	19,039	13.2	183,067	18,920	13.3	119	0.6

Recording media & systems
Net sales	30,472	100.0	293,000	39,717	100.0	(9,245)	–23.3
Unaffiliated customers	30,472		293,000	39,717		(9,245)	–23.3
Intersegment	—		—	—		—	—
Operating expenses	32,789	107.6	315,279	40,498	102.0	(7,709)	–19.0

Operating income (loss)	(2,317)	(7.6)	(22,279)	(781)	–2.0	(1,536)	–196.7

TOTAL
Net sales	174,657	100.0	1,679,394	181,851	100.0	(7,194)	–4.0
Unaffiliated customers	174,657		1,679,394	181,851		(7,194)	–4.0
Intersegment	—		—	—		—	—
Operating expenses	157,935	90.4	1,518,606	163,712	90.0	(5,777)	–3.5

Operating income	16,722	9.6	160,788	18,139	10.0	(1,417)	–7.8

Note: U.S.$1 = Yen 104

2.  Geographic segment information

		The 3rd Qtr. of FY2005			The 3rd Qtr. of FY2004
		(Oct. 1, 2004 - Dec. 31, 2004)			(Oct. 1, 2003 - Dec. 31, 2003)		Change
Region/Term		(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)%
Japan	Net sales	87,342	100.0	839,827	89,476	100.0	(2,134)	–2.4
	Operating income (loss)	6,793	7.8	65,317	(235)	–0.3	7,028	—
Americas	Net sales	22,559	100.0	216,913	27,707	100.0	(5,148)	–18.6
	Operating income	1,368	6.1	13,154	2,108	7.6	(740)	–35.1
Europe	Net sales	18,527	100.0	178,144	21,699	100.0	(3,172)	–14.6
	Operating income (loss)	(1,367)	–7.4	(13,144)	41	0.2	(1,408)	—
Asia and others	Net sales	107,922	100.0	1,037,712	105,037	100.0	2,885	2.7
	Operating income	9,494	8.8	91,288	15,719	15.0	(6,225)	–39.6
Intersegment eliminations	Net sales	61,693		593,202	62,068		(375)
	Operating income (loss)	(434)		(4,173)	(506)		72

Total	Net sales	174,657	100.0	1,679,394	181,851	100.0	(7,194)	–4.0
	Operating income	16,722	9.6	160,788	18,139	10.0	(1,417)	–7.8

Notes:

1.	The sales are classified by geographic areas of the seller and include transfers between geographic areas.

2.	U.S.$1 = Yen 104

3.	Sales by region

	The 3rd Qtr. of FY2005			The 3rd Qtr. of FY2004
	(Oct. 1, 2004 - Dec. 31, 2004)			(Oct. 1, 2003 - Dec. 31, 2003)		Change
Region/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)%
Americas	19,840	11.4	190,769	24,622	13.6	(4,782)	–19.4
Europe	18,697	10.7	179,779	22,247	12.2	(3,550)	–16.0
Asia and others	86,833	49.7	834,933	88,758	48.8	(1,925)	–2.2
Overseas sales total	125,370	71.8	1,205,481	135,627	74.6	(10,257)	–7.6

Japan	49,287	28.2	473,913	46,224	25.4	3,063	6.6

Net sales	174,657	100.0	1,679,394	181,851	100.0	(7,194)	–4.0

Notes:

1.	Sales by region are classified by geographic areas of the buyer.

2.	U.S.$1 = Yen 104

Consolidated

9 months period results

     The following industry and geographic segment information are required by the Japanese Securities Exchange Law.

1.  Industry segment information

	The nine-month-period of FY2005			The nine-month-period of FY2004
	(Apr. 1, 2004 - Dec. 31, 2004)			(Apr. 1, 2003 - Dec. 31, 2003)		Change
Product/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)%
Electronic materials and components
Net sales	406,549	100.0	3,909,125	396,486	100.0	10,063	2.5
Unaffiliated customers	406,549		3,909,125	396,486		10,063	2.5
Intersegment	—		—	—		—	—
Operating expenses	357,602	88.0	3,438,480	351,734	88.7	5,868	1.7

Operating income	48,947	12.0	470,645	44,752	11.3	4,195	9.4

Recording media & systems
Net sales	86,878	100.0	835,365	101,644	100.0	(14,766)	–14.5
Unaffiliated customers	86,878		835,365	101,644		(14,766)	–14.5
Intersegment	—		—	—		—	—
Operating expenses	92,214	106.1	886,673	104,237	102.6	(12,023)	–11.5

Operating income (loss)	(5,336)	(6.1)	(51,308)	(2,593)	–2.6	(2,743)	–105.8

TOTAL
Net sales	493,427	100.0	4,744,490	498,130	100.0	(4,703)	–0.9
Unaffiliated customers	493,427		4,744,490	498,130		(4,703)	–0.9
Intersegment	—		—	—		—	—
Operating expenses	449,816	91.2	4,325,153	455,971	91.5	(6,155)	–1.3

Operating income	43,611	8.8	419,337	42,159	8.5	1,452	3.4

Note: U.S.$1 = Yen 104

2.  Geographic segment information

		The nine-month-period of FY2005			The nine-month-period of FY2004
		(Apr. 1, 2004 - Dec. 31, 2004)			(Apr. 1, 2003 - Dec. 31, 2003)		Change
Region/Term		(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)%
Japan	Net sales	260,438	100.0	2,504,212	248,192	100.0	12,246	4.9
	Operating income	17,756	6.8	170,731	3,273	1.3	14,483	442.5
Americas	Net sales	68,215	100.0	655,913	77,420	100.0	(9,205)	–11.9
	Operating income	2,818	4.1	27,096	1,503	1.9	1,315	87.5
Europe	Net sales	54,435	100.0	523,413	58,267	100.0	(3,832)	–6.6
	Operating income (loss)	(2,750)	–5.1	(26,442)	(18)	–0.0	(2,732)	—
Asia and others	Net sales	295,987	100.0	2,846,029	290,728	100.0	5,259	1.8
	Operating income	26,828	9.1	257,962	37,279	12.8	(10,451)	–28.0
Intersegment eliminations	Net sales	185,648		1,785,077	176,477		9,171
	Operating income (loss)	1,041		10,010	(122)		1,163

Total	Net sales	493,427	100.0	4,744,490	498,130	100.0	(4,703)	–0.9
	Operating income	43,611	8.8	419,337	42,159	8.5	1,452	3.4

Notes:

1.	The sales are classified by geographic areas of the seller and include transfers between geographic areas.

2.	U.S.$1 = Yen 104

3.	Sales by region

	The nine-month-period of FY2005			The nine-month-period of FY2004
	(Apr. 1, 2004 - Dec. 31, 2004)			(Apr. 1, 2003 - Dec. 31, 2003)		Change
Region/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)%
Americas	60,128	12.2	578,154	67,950	13.7	(7,822)	–11.5
Europe	54,901	11.1	527,894	59,234	11.9	(4,333)	–7.3
Asia and others	241,479	49.0	2,321,914	243,186	48.8	(1,707)	–0.7
Overseas sales total	356,508	72.3	3,427,962	370,370	74.4	(13,862)	–3.7

Japan	136,919	27.7	1,316,528	127,760	25.6	9,159	7.2

Net sales	493,427	100.0	4,744,490	498,130	100.0	(4,703)	–0.9

Notes:

1.	Sales by region are classified by geographic areas of the buyer.

2.	U.S.$1 = Yen 104

Consolidated

(Notes)

1.	The consolidated financial statements are prepared in conformity with the U.S. GAAP.

2.	During this consolidated accounting period, TDK had 71 subsidiaries (18 in Japan and 53 overseas). TDK also had 7 affiliates (4 in Japan and 3 overseas) whose financial statements are accounted for by the equity method.

3.	Comprehensive income comprises net income and other comprehensive income. Other comprehensive income includes changes in foreign currency translation adjustments, minimum pension liability adjustments and net unrealized gains (losses) on securities. The net income, other comprehensive income (loss), net of tax and total comprehensive income (loss) for the three months ended December 31, 2004 and 2003, and for the nine-month-period from April 1 through December 31, 2004 and 2003 were as follows;

	The 3rd Qtr. of FY2005 (Oct. 1, 2004 - Dec. 31, 2004)		The 3rd Qtr. of FY2004 (Oct. 1, 2003 - Dec. 31, 2003)
Item/Term	(Yen millions)	(U.S.$ thousands)	(Yen millions)
Net income	12,209	117,394	14,132

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(12,284)	(118,115)	(7,630)
Minimum pension liability adjustments	(2,141)	(20,586)	4,897
Net unrealized gains (losses) on securities	(71)	(683)	(189)

Total comprehensive income (loss)	(2,287)	(21,990)	11,210

Note: U.S.$1=Yen 104

	The nine-month-period of FY2005 (Apr. 1, 2004 - Dec. 31, 2004)		The nine-month-period of FY2004 (Apr. 1, 2003 - Dec. 31, 2003)
Item/Term	(Yen millions)	(U.S.$ thousands)	(Yen millions)
Net income	32,078	308,442	33,389

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(485)	(4,664)	(22,339)
Minimum pension liability adjustments	6,043	58,106	13,193
Net unrealized gains (losses) on securities	(506)	(4,865)	(156)

Total comprehensive income	37,130	357,019	24,087

Note: U.S.$1=Yen 104